EXHIBIT 77C

FLAHERTY & CRUMRINE/CLAYMORE TOTAL RETURN FUND INCORPORATED

(the "Fund")

On April 23, 2004, the Fund held its Annual Meeting of Shareholders (the "Meeting") to elect six Directors of the Fund ("Proposal 1"). In the election for Directors to represent holders of the Auction Market Preferred Stock ("AMPS"), a quorum was not present at the Meeting. In consequence, under the Fund's By-Laws, Messrs. Dalmaso and Gust will continue to serve as Directors until the Fund's next regularly scheduled Annual Meeting of Shareholders. The results of the proposal are as follows:

Proposal 1: Election of Directors.

Name For Withheld

Common Stock

Martin Brody 7,286,185 87,435

Donald F. Crumrine 7,296,242 77,378

David Gale 7,295,693 77,927

Robert F. Wulf 7,293,935 79,685

AMPS

Nicholas Dalmaso 2,396 6

Morgan Gust 2,396 6